UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 11-K

/ x /         ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

/    /    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to _________

Commission File Number: 333-39249

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

PIONEER NATURAL RESOURCES USA, INC. 401(k) AND MATCHING PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Pioneer Natural Resources Company
5205 North O'Connor Blvd., Suite 200
Irving, Texas  75039

PIONEER NATURAL RESOURCES USA, INC. 401(k) AND MATCHING PLAN

Financial Statements and Supplemental Schedule

As of December 31, 2009 and 2008 and for the year ended December 31, 2009

With Report of Independent Registered Public Accounting Firm

PIONEER NATURAL RESOURCES USA, INC. 401(k) AND MATCHING PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM

To the Participants and the Plan Administrator of
Pioneer Natural Resources USA, Inc. 401(k) and Matching Plan:

We have audited the accompanying statements of net assets available for benefits of Pioneer Natural Resources USA, Inc. 401(k) and Matching Plan as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the Plan's internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009 and 2008, and the changes in its net assets available for benefits for the year ended December 31, 2009, in conformity with U. S.  generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole.  The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Dallas, Texas
June 28, 2010

PIONEER NATURAL RESOURCES USA, INC. 401(k) AND MATCHING PLAN

Statements of Net Assets Available for Benefits

	December 31,
	2009	2008

Investments at fair value	$203,048,201	$141,238,345
Participant loans	5,721,769	4,741,536
	208,769,970	145,979,881
Unallocated accrued administrative expenses	(15,642)	–

Net assets available for benefits, at fair value	208,754,328	145,979,881
Adjustment from fair value to contract value for fully benefit-responsive investment contracts held by a common/collective trust	(205,389)	101,400

Net assets available for benefits	$208,548,939	$146,081,281

See accompanying notes to financial statements.

PIONEER NATURAL RESOURCES USA, INC. 401(k) AND MATCHING PLAN

Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2009

Additions to net assets available for benefits:
Net appreciation in fair value of investments	$44,512,499
Employer contributions	12,740,243
Participants' contributions	11,069,542
Interest and dividend income	3,512,951
Rollovers	216,901
Other additions	6,272
Total additions	72,058,408

Deductions from net assets available for benefits:
Distributions to participants	9,504,509
Administrative expenses	86,241
Total deductions	9,590,750

Net increase in net assets available for benefits	62,467,658
Net assets available for benefits, beginning of year	146,081,281

Net assets available for benefits, end of year	$208,548,939

See accompanying notes to financial statements.

PIONEER NATURAL RESOURCES USA, INC. 401(k) AND MATCHING PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008

Note 1.                 Description of Plan

The following description of the Pioneer Natural Resources USA, Inc. 401(k) and Matching Plan (the "Plan") provides only general information.  Participants and beneficiaries should refer to the Plan's website (www.vanguard.com) for a complete description of the Plan, which access is only available to each participant and beneficiary.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

General

The Plan is a defined contribution plan established on January 1, 1990 under Section 401 of the Internal Revenue Code of 1986, as amended (the "Code").  The Plan was established for the benefit of the employees of Pioneer Natural Resources USA, Inc. (the "Employer"), a wholly-owned subsidiary of Pioneer Natural Resources Company (the "Company").  All regular full-time and part-time employees of the Employer are eligible to participate in the Plan on the first payroll date following their date of hire.  Temporary employees are eligible to participate in the Plan upon completion of one year of service.  The Plan's assets are held in a trust and certain administrative functions are performed by Vanguard Fiduciary Trust Company, the trustee of the Plan (the "Trustee").

Contributions

Participants may elect to contribute to the Plan an amount up to 80 percent of their pre-tax basic compensation per pay period or the applicable legal limit.  Additionally, participants may elect to make after-tax contributions to the Plan.  Participants may also make Roth contributions to the plan, which allow a participant to pay federal income taxes on a portion of their contributions to the Plan and take related distributions from the Plan free of federal income tax.  A participant's combined pre-tax, Roth contributions and after-tax contributions to the Plan can not exceed 80 percent of the participant's basic compensation per pay period.  Certain participants may make catch-up contributions to the Plan in accordance with Section 414(v) of the Code.  Pre-tax, Roth, after-tax and catch-up contributions are hereinafter referred to as "Participant Contributions."  Matching contributions are made in cash by the Employer on behalf of a participant in an amount equal to 200 percent of the pre-tax contributions made by the participant that do not exceed five percent of the participant's annual basic compensation (as defined in the Plan) (the "Matching Contributions").

Participant Accounts and Investment Options

Participants' accounts are credited with their Participant Contributions and Matching Contributions.  In accordance with Section 404(c) of ERISA and the Plan's Investment Policy Statement, participants exercise individual control over their accounts and are provided a broad range of investment funds in which they may choose to invest their Participant and Matching Contributions.  Earnings and losses attributable to the participants' chosen investments are allocated to the participants' accounts, along with any investment fees charged by the funds.  During the Plan year ended December 31, 2009, participants were permitted to allocate their contributions among the following registered investment company funds, common/collective trusts and Pioneer Natural Resources Stock Fund:

Money market fund:

•
Vanguard Prime Money Market Fund - Invests in high-quality, short-term money market instruments, including certificates of deposit, bankers acceptances, commercial paper, and other money market securities.

Bond funds:

•	Vanguard Total Bond Market Index Fund – Employs a "passive management"—or indexing—investment approach designed to track the performance of the Barclays Capital U.S. Aggregate Bond Index.

•	Vanguard Intermediate-Term Treasury Fund – Invests at least 80 percent of its assets in U.S. Treasury securities, which include bills, bonds and notes issued by the U.S. Treasury.

PIONEER NATURAL RESOURCES USA, INC. 401(k) AND MATCHING PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008

•
Vanguard Inflation-Protected Securities Fund – Invests at least eighty percent of its assets in inflation-indexed bonds issued by the U.S. government, its agencies and instrumentalities, and corporations.

•	Templeton Global Bond Fund – Under normal market conditions, the fund invests at least 80 percent of its net assets in bonds issued by governments and government agencies located around the world.

•
PIMCO Total Return Fund – Invests in bonds maintaining an average duration ranging between three and six years.  The bonds that the fund invests in include U.S. government and corporate debt securities; mortgage and other asset-backed securities; U.S. dollar- and foreign currency-denominated securities of foreign issuers; and money market instruments.

•	Loomis Sayles Bond Fund – Invests primarily in investment-grade fixed income securities of U.S. issuers with a modest exposure to bonds of foreign securities, including emerging market securities.

Balanced funds:

•	Vanguard Wellington Fund – Invests 60 percent to 70 percent of its assets in dividend-paying and, to a lesser extent, non-dividend-paying common stocks of established medium-size and large companies.

•	Vanguard Target Retirement Income – Invests in Vanguard mutual funds using an asset allocation strategy designed for investors currently in retirement.

•	Vanguard Target Retirement 2005 Fund – Invests in Vanguard mutual funds using an asset allocation strategy designed for investors who planned to retire before the year 2008.

•	Vanguard Target Retirement 2010 Fund – Invests in Vanguard mutual funds using an asset allocation strategy designed for investors planning to retire between the years 2008 and 2012.

•	Vanguard Target Retirement 2015 Fund – Invests in Vanguard mutual funds using an asset allocation strategy designed for investors planning to retire between the years 2013 and 2017.

•	Vanguard Target Retirement 2020 Fund – Invests in Vanguard mutual funds using an asset allocation strategy designed for investors planning to retire between the years 2018 and 2022.

•	Vanguard Target Retirement 2025 Fund – Invests in Vanguard mutual funds using an asset allocation strategy designed for investors planning to retire between the years 2023 and 2027.

•	Vanguard Target Retirement 2030 Fund – Invests in Vanguard mutual funds using an asset allocation strategy designed for investors planning to retire between the years 2028 and 2032.

•	Vanguard Target Retirement 2035 Fund – Invests in Vanguard mutual funds using an asset allocation strategy designed for investors planning to retire between the years 2033 and 2037.

•	Vanguard Target Retirement 2040 Fund – Invests in Vanguard mutual funds using an asset allocation strategy designed for investors planning to retire between the years 2038 and 2042.

•	Vanguard Target Retirement 2045 Fund – Invests in Vanguard mutual funds using an asset allocation strategy designed for investors planning to retire between the years 2043 and 2047.

•	Vanguard Target Retirement 2050 Fund – Invests in Vanguard mutual funds using an asset allocation strategy designed for investors planning to retire between the years 2048 and 2053.

Domestic stock funds:

•
Vanguard PRIMECAP Fund - Invests in stocks considered to have above-average earnings growth potential that is not reflected in their current market prices.  The Fund's portfolio consists predominantly of stocks of large- and mid-capitalization companies.

•
Vanguard 500 Index Fund – Invests all, or substantially all, of its assets in the stocks of companies that make up the Standard and Poor's 500 Index, holding each stock in approximately the same proportion as its weighting in the index.

•	Vanguard Windsor II Fund – Invests mainly in large- and mid-capitalization companies whose stocks are considered by an advisor to be undervalued.

PIONEER NATURAL RESOURCES USA, INC. 401(k) AND MATCHING PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008

•	Sentinel Small Company Fund – Invests mainly in the common stocks of small and medium-sized companies that the fund's management believes have attractive growth potential and are attractively valued.

•
Vanguard Extended Market Index Fund – Employs a "passive management"—or indexing—investment approach designed to track the performance of the Standard & Poor's Completion Index, a broadly diversified index of stocks of small and medium-size U.S. companies.

•
Prudential Jennison Natural Resources Fund – Invests in natural resource companies in sectors where commodity prices are temporarily low leading to temporarily sub-par financial performance, but which offer great opportunities for the patient investor.

•	Vanguard Total Stock Market Index Fund – Employs a "passive management" – or indexing - investment approach designed to track the performance of the MSCI US Broad Market Index.

•
Artisan Mid Cap Value Fund – Invests in a diversified portfolio of stocks of medium-sized U.S. companies that Artisan considers to be undervalued, in solid financial condition, and to provide a controlled level of risk.

•
JPMorgan Small Cap Equity Fund – Invests in companies which the fund's adviser has identified as being undervalued, having leading competitive positions, predictable and durable business models and management that can achieve sustainable growth in the marketplace.

•
Royce Premier Fund – Invests at least 80 percent of assets in a limited number of equity securities with market capitalizations between $500 million and $2.5 billion.  The fund looks for companies that have excellent business strengths and/or prospects for growth, high internal rates of return and low leverage and that are trading significantly below estimates of their current worth.

•	Royce Total Return Fund – Invests primarily in the securities of small- and micro-cap companies using various value methods.

•
T. Rowe Price Mid-Cap Growth Fund – Invests at least 80 percent of its assets in a diversified portfolio of common stocks of mid-capitalization companies that offer the potential for above-average earnings growth.

International stock funds:

•
Columbia Acorn International Fund – Invests primarily in the stocks of non-U.S. small and medium-sized companies with capitalizations of less than $5 billion with the intention of holding them as they grow and selling them when they become large.

•	American Funds Euro Pacific Growth Fund – Invests at least 80 percent of its assets in securities of issuers located in Europe and the Pacific Basin.

•	Oppenheimer Developing Markets Fund – Invests primarily in common stocks of issuers in emerging and developing markets throughout the world.

•	Vanguard Total International Stock Index Fund – Employs a "passive management" – or indexing - investment approach designed to track the performance of the MSCI EAFE+ Emerging Markets Index.

Real estate fund:

•	Invesco Real Estate Fund – Invests at least 80 percent of its assets in debt and equity securities of real estate and real estate-related companies.

Common/collective trusts:

•
Vanguard Retirement Savings Trust V ("VRSTV") – Invests primarily in investment contracts issued by insurance companies, banks or other financial institutions, including investment contracts backed by high-quality fixed income securities.

PIONEER NATURAL RESOURCES USA, INC. 401(k) AND MATCHING PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008

•	Sarofim Equity Fund ("Sarofim") – Invests in a diversified group of large, high-quality, multinational companies with favorable growth prospects and high incremental returns on investment.

•	Pioneer Natural Resources Stock Fund – Invests in Pioneer common stock, as well as a small amount of cash, which is held in the fund to help facilitate daily transactions.

See Note 3 for additional information regarding investment risks and uncertainties.

Vesting

Participants are immediately vested in their Participant Contributions and any earnings thereon.  Participants vest in Matching Contributions and earnings thereon proportionately for each full year of completed service over a four-year period that begins with the participant's date of hire. Participants' account balances that were merged into the Plan from predecessor plans are fully vested.

Payments of Benefits

Vested balances > $5,000.  If the total value of the vested portion of a participant's accounts (other than rollover amounts) exceeds $5,000, payments will begin the later of age 70-1/2 or retirement, unless the participant terminates, retires or becomes disabled prior to age 70-1/2 and consents to an earlier distribution date by making a request to the Plan Administrator. Distributions of the vested portion of the account of a terminated, retired or disabled participant can be in the form of a single distribution or monthly, quarterly or annual installment distributions over a period of two or more years.  Upon the termination of employment, retirement or disability of a participant, such participant's vested account balances attributable to predecessor plans shall be distributed in the form of a joint and survivor annuity unless the participant directs the Plan Administrator to distribute the benefits in the form of a single distribution or installment distributions.

Vested balances < $5,000. If the total value of the vested portion of the participant's accounts is $5,000 or less but more than $1,000 (not including amounts in the participant's rollover account, if any); the participant separates from service for any reason other than the participant's retirement, permanent disability, death or transfer to an affiliate of the Employer; and the distribution is an eligible rollover distribution, the Plan will automatically pay the distribution in a direct rollover to an individual retirement account designated by the Plan Administrator unless the participant elects to have it paid directly to the participant in a single distribution or rolled over to another eligible retirement plan.  If the total value of the vested portion of the participant's accounts is $5,000 or less but more than $1,000 (not including amounts in the participant's rollover account, if any) and the participant separates from service as a result of the participant's death, retirement or permanent disability, the vested portion will be distributed to the participant in a single distribution (in the case of death, to the participant's beneficiary or beneficiaries).  If the total value of the vested portion of the participant's accounts is $1,000 or less, payment will be made in a single distribution as soon as administratively possible.

In either case, vested amounts that are invested in the Pioneer Natural Resources Stock Fund may, at the election of the participant, be distributed in the form of the Company's common stock with cash distributed in lieu of fractional shares of stock.

Under the Plan, a participant's beneficiary will receive the participant's account balances in the event of the participant's death.

In-Service Withdrawals

A current employee of the Employer may withdraw (i) all or a portion of the participant's account balances derived from after-tax Participant Contributions or rollover contributions; (ii) pre-tax Participant Contributions (excluding earnings and qualified nonelective contributions allocated to the participant's pre-tax Participant Contributions accounts) under certain hardship conditions specified in the Plan document; or (iii), if the participant has attained the age of 59-1/2, all or a portion of the participant's account balances (excluding certain accounts containing Employer contributions).

PIONEER NATURAL RESOURCES USA, INC. 401(k) AND MATCHING PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008

Participant Loans

Participants may borrow from their accounts a maximum of the lesser of (i) $50,000 (reduced by the excess, if any, of the highest total outstanding balance of all other Plan loans to the participant during the one-year period ending on the day before the date a new loan is made, over the outstanding balance of those other loans on the date the new loan is made) or (ii) 50 percent of their accounts' vested balances.  The loans are secured by the balance in the participants' accounts.  Participants' loans bear interest at an annual rate equal to the prime borrowing rate at the inception of the loan plus one percent.  Loan principal and interest is paid ratably through payroll deductions over a period not to exceed five years unless the loan is for the purpose of acquiring the principal residence of the participant.

Forfeitures

Upon termination of employment, the unvested portion of a participant's account is forfeited to the Plan. Forfeitures are used to restore previously forfeited amounts to participants upon rehire as required by the Plan, pay for administrative expenses incurred by the Plan, or reduce subsequent Matching Contributions made to the Plan by the Employer.

Plan Termination

Although it has not expressed any intent to do so, the Employer has the right under the Plan, subject to the provisions of ERISA, to discontinue its contributions at any time or to terminate the Plan.  In the event of the Plan's termination or the complete discontinuance of any contributions to the Plan, participants will immediately become fully vested in their accounts.

Note 2.                 Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared under the accrual basis of accounting in accordance with United States generally accepted accounting principles ("GAAP").

Payment of Benefits

Benefit payments made to participants are recorded when paid.

Investment Valuation

The Plan's investments are stated at fair value in the accompanying Statements of Net Assets Available for Benefits as of December 31, 2009 and 2008, as reported by the Trustee.  Investment fair values are determined as follows:

1.	Investments in registered investment company funds are valued using published market prices which represent the net asset value of shares or units held by the Plan as of December 31.
2.
Investments in the common/collective trusts are valued at net asset value based upon the fair values of the underlying net assets of the trusts, as determined by the issuer.  The fair value of the VRSTV includes traditional contracts, wrapper contracts re-bid to determine the replacement cost, and underlying bond instruments valued by the Trustee.

3.	Investments in the Company's common stock are valued at the last reported sales price on December 31 on the exchange on which it is traded.
4.	Participant loans are valued at their unpaid principal balance, which is not materially different from their aggregate fair value on December 31.

PIONEER NATURAL RESOURCES USA, INC. 401(k) AND MATCHING PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008

Investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Plan invests a portion of its net assets in investment contracts through the VRSTV common collective trust.  As required by GAAP, the statements of net assets available for benefits present the fair value of VRSTV, adjusted from fair value to contract value.  The fair value of the Plan's interest in VRSTV is based on information reported by the issuer of the common collective trust at year-end.  The contract value of VRSTV represents contributions plus earnings, less participant withdrawals and administrative expenses.

Security Transactions and Investment Income

Security transactions are accounted for on a trade-date basis.  Expenses incurred with transactions, if any, are added to the purchase price or deducted from the selling price at the time of the transactions.  Dividend income is recorded on the ex-dividend date.  Interest income is recorded as earned on an accrual basis.

Use of Estimates

The preparation of the accompanying financial statements in conformity with GAAP requires the Plan's management to make estimates that affect the amounts reported in the financial statements, accompanying notes and supplemental schedule.  Actual results could differ from those estimates.

New Accounting Pronouncement

During January 2010, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2010-06, "Fair Value Measurements and Disclosures (Topic 820)".  ASU No. 2010-06 amends Accounting Standards Codification ("ASC") 820 to (i) require separate disclosure of significant transfers in and out of Level 1 and Level 2 fair value measurements and the reasons for the transfers, (ii) require separate disclosure of purchases, sales, issuances and settlements in the reconciliation for fair value measurements using significant unobservable inputs (Level 3), (iii) clarify the level of disaggregation for fair value measurements of assets and liabilities and (iv) clarify disclosures about inputs and valuation techniques used to measure fair values for both recurring and nonrecurring fair value measurements.  ASU No. 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances and settlements in the rollforward of activity in Level 3 fair value measurements.  Those disclosures are effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years.  The Plan adopted the provisions of ASU No. 2010-06 on January 1, 2010.  The adoption will not have a material effect on the Plan’s assets available for benefits or its changes in net assets available for benefits.

In September 2009, the FASB issued ASU 2009-12, "Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)" ("ASU 2009-12"). ASU 2009-12 amended ASC 820 to allow entities to use net asset value (NAV) per share (or its equivalent), as a practical expedient, to measure fair value when the investment does not have a readily determinable fair value and the net asset value is calculated in a manner consistent with investment company accounting. ASU 2009-12 also requires additional disclosure of the nature and risk of certain Plan investments. The Plan adopted the guidance in ASU 2009-12 for the reporting period ended December 31, 2009. Adoption of ASU 2009-12 did not have a material effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

In May 2009, the FASB issued FASB Statement No. 165, Subsequent Events, which was codified into ASC 855, Subsequent Events, to provide general standards of accounting for and disclosure of events that occur after the balance sheet date, but before financial statements are issued or are available to be issued. ASC 855 was amended in February 2010. The Plan has adopted ASC 855, as amended.

In April 2009, the FASB issued FASB Staff Position 157-4, "Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly", which was codified into ASC 820, to provide additional guidance on estimating fair value when the

PIONEER NATURAL RESOURCES USA, INC. 401(k) AND MATCHING PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008

volume and level of activity for an asset or liability have significantly decreased in relation to its normal market activity.  It also provided additional guidance on circumstances that may indicate that a transaction is not orderly and on defining major categories of debt and equity securities to comply with the disclosure requirements of ASC 820. The Plan adopted the guidance for the reporting period ended December 31, 2009. Adoption of the guidance did not have a material effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

Note 3.                      Investments

The Trustee holds the Plan's investments and executes all investment transactions.

The fair values of individual investments that represent five percent or more of the Plan's net assets available for benefits at December 31, 2009 and 2008 are as follows:

	December 31,
	2009	2008

Vanguard PRIMECAP Fund	$33,677,099	$26,524,252
Vanguard 500 Index Fund	$20,484,229	$15,753,183
Pioneer Natural Resources Stock Fund	$19,757,792	$5,985,370
Vanguard Windsor II Fund	$18,201,273	$15,387,554
Vanguard Prime Money Market Fund	$17,576,791	$17,994,987
Sarofim Equity Fund	$11,308,758	$9,977,216
American Funds Euro Pacific Growth Fund	$10,488,523	$–
Vanguard Retirement Savings Trust V	$–	$7,759,077
Vanguard International Growth Fund (a)	$–	$7,167,929
_____________
(a)	During 2009, the Plan discontinued offering the Vanguard International Growth Fund as an investment alternative to participants.

During the year ended December 31, 2009, the fair value of the Plan's investments (including investments purchased, sold and held) appreciated as follows:

Mutual funds	$25,299,541
Pioneer Natural Resources Stock Fund	16,894,914
Common/collective trusts	2,318,044

Net appreciation in fair value of investments	$44,512,499

The investment funds in which participants are allowed to invest their accounts under the Plan are subject to a number of risks and uncertainties.  These risks and uncertainties include, among other things, interest rate risk, credit risk, political risk, general business risks and overall market volatility risk.  The investment funds have individual risk profiles that cause them to respond differently to changes in the risks and uncertainties described above.  Due to the level of risk associated with the investment funds, it is reasonably possible that changes in the fair values of the investment funds may have occurred since December 31 or may occur during the near term, and that such changes could cause participants' account balances, and thus the benefits to which participants are entitled under the Plan, to differ materially from those reported as of December 31, 2009 and 2008.

Note 4.                 Disclosures About Fair Value Measurements

In accordance with GAAP, fair value measurements are based upon inputs that market participants use in pricing an asset or liability, which are classified into two categories: observable inputs and unobservable inputs. Observable inputs represent market data obtained from independent sources, whereas unobservable inputs reflect a reporting entity's own market assumptions, which are used if observable inputs are not reasonably available without undue cost and effort. These two types of inputs are further prioritized into the following fair value input hierarchy:

•	Level 1 – quoted prices for identical assets or liabilities in active markets.
•
Level 2 – quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability (e.g. interest rates); and inputs derived principally from or corroborated by observable market data by correlation or other means.

•	Level 3 – unobservable inputs for the asset or liability.

PIONEER NATURAL RESOURCES USA, INC. 401(k) AND MATCHING PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008

The fair value input hierarchy level to which an asset or liability measurement in its entirety falls is determined based on the lowest level input that is significant to the measurement in its entirety.

The following table presents the Plan's financial assets that are measured at fair value as of December 31, 2009 and 2008, for each of the fair value hierarchy levels:

	Fair Value Measurements at Reporting Date Using
	Quoted Prices In	Significant
	Active Markets	Other	Significant
	for Identical	Observable	Unobservable	Fair Value at
	Assets	Inputs	Inputs	December 31,
	(Level 1)	(Level 2)	(Level 3)	2009
Assets:
Mutual funds:
Money market fund	$17,576,791	$—	$—	$17,576,791
Bond funds	23,712,909	—	—	23,712,909
Balanced funds	24,908,770	—	—	24,908,770
Domestic stock funds	81,645,206	—	—	81,645,206
International stock funds	14,330,368	—	—	14,330,368
Real estate fund	308,616	—	—	308,616
Common/collective trusts:
Sarofim Equity Fund (a)	—	11,308,758	—	11,308,758
Vanguard Retirement Savings Trust V (b)	—	9,498,991	—	9,498,991
Pioneer Natural Resources Stock Fund	19,757,792	—	—	19,757,792
Participant loans	—	—	5,721,769	5,721,769
Total assets	$182,240,452	$20,807,749	$5,721,769	$208,769,970

	Fair Value Measurements at Reporting Date Using
	Quoted Prices In	Significant
	Active Markets	Other	Significant
	for Identical	Observable	Unobservable	Fair Value at
	Assets	Inputs	Inputs	December 31,
	(Level 1)	(Level 2)	(Level 3)	2008
Assets:
Mutual funds:
Money market fund	$17,994,987	$—	$—	$17,994,987
Bond funds	18,316,066	—	—	18,316,066
Balanced funds	11,695,239	—	—	11,695,239
Domestic stock funds	62,342,461	—	—	62,342,461
International stock funds	7,167,929	—	—	7,167,929
Common/collective trusts:
Sarofim Equity Fund (a)	—	9,977,216	—	9,977,216
Vanguard Retirement Savings Trust V (b)	—	7,759,077	—	7,759,077
Pioneer Natural Resources Stock Fund	5,985,370	—	—	5,985,370
Participant loans	—	—	4,741,536	4,741,536
Total assets	$123,502,052	$17,736,293	$4,741,536	$145,979,881

PIONEER NATURAL RESOURCES USA, INC. 401(k) AND MATCHING PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008

_____________
(a)
The Plan may redeem the value of any or all units by submitting a written request on any business day. Once the written request is approved, the Plan will receive the proceeds within four business days.

(b)
The Plan may redeem the value of any or all units by submitting a written request on any business day if the withdrawal is solely for the purposes of funding an authorized distribution, withdrawal or loan payment to an employee or beneficiary. In order for the Plan to redeem all of its units from the Trust, the Plan must submit a written request twelve months prior to the desired withdrawal date. Between thirty days and twelve months prior to the desired withdrawal date, the Plan may submit a written request to withdraw all units from the Trust. The value of the units the Plan receives may be decreased by the amount of loss the Trust might incur due to cancellation of any investment contract or fixed principal investment owned by the Trust.

The following table presents the changes in the fair value of the Plan's participant loans classified as Level 3 inputs in the fair value hierarchy:

Year Ended
Fair Value Measurements Using Significant Unobservable	December 31,
Inputs (Level 3)	2009

Beginning balance	$4,741,536
Realized gains (a)	336,377
Loan repayments, loan withdrawals and loans distributed, net	643,856

Ending balance	$5,721,769
_____________
(a)	Total realized gains on participant loans are included in interest and dividend income in the accompanying statement of changes in net assets available for benefits.

Note 5.                 Administrative Expenses

The Employer may pay certain expenses incurred in the administration of the Plan, including expenses and fees of the Trustee, but is not obligated to do so.  Any Plan expenses not paid by the Employer are paid from the Plan's forfeiture account or from Plan assets.  Administrative expenses incurred by the Plan were $86,241 for activity related to the year ended December 31, 2009, of which $74,541 was paid from the Plan's forfeiture account and $11,700, representing participant loan transaction fees, were paid from Plan assets of the borrower. Plan administrative expenses paid by the Employer were $19,731 for activity related to the year ended December 31, 2009.

Plan assets in the Plan's forfeiture account qualifying to be used to defray Plan administrative expenses or to reduce the amount of Matching Contributions totaled $386,200 and $1,096,964 as of December 31, 2009 and 2008, respectively.

Note 6.                 Tax Status of the Plan

The Plan received a determination letter from the Internal Revenue Service ("IRS") dated February 24, 2010, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation.  Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan sponsor believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes the Plan is qualified and the related trust is tax-exempt.

Note 7.                 Related Party Transactions

Plan investments are in shares or units of registered investment company funds, common stock of the Company and common /collective trusts that are managed by the Trustee or for which the Trustee provides services.  Transactions in these funds and the Pioneer Natural Resources Stock Fund qualify as party-in-interest transactions.  These transactions are exempt from the prohibited transaction rules.

PIONEER NATURAL RESOURCES USA, INC. 401(k) AND MATCHING PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008

Note 8.                      Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the accompanying financial statements to Form 5500:

	December 31,
	2009	2008

Net assets available for benefits per the accompanying financial statements	$208,548,939	$146,081,281
Adjustment from fair value to contract value for certain fully benefit-responsive investment contracts	205,389	(101,400)

Net assets available for benefits per Form 5500	$208,754,328	$145,979,881

The following is a reconciliation of net increase in net assets available for benefits per the accompanying financial statements to Form 5500:

Net increase in net assets available for benefits per the accompanying financial statements	$62,467,658
Less:Adjustment from fair value to contract value for certain fully benefit-responsive investment contracts	306,789

Net increase per Form 5500	$62,774,447

The accompanying financial statements present fully benefit-responsive contracts at contract value.  Form 5500 requires fully benefit-responsive investment contracts to be reported at fair value. Therefore, the adjustment from fair value to contract value for fully benefit-responsive investment contracts represents a reconciling item.

PIONEER NATURAL RESOURCES USA, INC. 401(k) AND MATCHING PLAN

Schedule H; Line 4i – Schedule of Assets (Held At End Of Year)
EIN: 75-2516853
Plan Number: 001

As of December 31, 2009

		(c)
	(b)	Description of investment including	(e)
	Identity of issuer, borrower,	maturity date, rate of interest,	Current
(a)	lessor, or similar party	collateral, par or maturity value	Value

*	Vanguard Fiduciary Trust Company	Vanguard PRIMECAP Fund – 566,668 shares	$33,677,099
*	Vanguard Fiduciary Trust Company	Vanguard 500 Index Fund – 199,515 shares	20,484,229
*	Vanguard Fiduciary Trust Company	Vanguard Windsor II Fund – 768,635 shares	18,201,273
*	Vanguard Fiduciary Trust Company	Vanguard Prime Money Market Fund – 17,576,791 shares	17,576,791
	Vanguard Fiduciary Trust Company	American Funds Euro Pacific Growth Fund – 278,063 shares	10,488,523
*	Vanguard Fiduciary Trust Company	Vanguard Retirement Savings Trust V – 9,498,991 shares	9,498,991
*	Vanguard Fiduciary Trust Company	Vanguard Total Bond Market Index Fund – 784,041 shares	8,114,821
*	Vanguard Fiduciary Trust Company	Vanguard Intermediate-Term Treasury Fund – 641,173 shares	7,110,610
*	Vanguard Fiduciary Trust Company	Vanguard Wellington Fund – 198,737 shares	5,733,568
	Vanguard Fiduciary Trust Company	Sentinel Small Company Fund – 837,815 shares	5,278,232
*	Vanguard Fiduciary Trust Company	Vanguard Inflation-Protected Securities Fund – 414,571 shares	5,202,865
*	Vanguard Fiduciary Trust Company	Vanguard Target Retirement 2015 fund – 290,452 shares	3,285,009
*	Vanguard Fiduciary Trust Company	Vanguard Target Retirement 2005 Fund – 274,492 shares	3,013,917
*	Vanguard Fiduciary Trust Company	Vanguard Target Retirement 2025 Fund – 214,069 shares	2,423,262
*	Vanguard Fiduciary Trust Company	Vanguard Target Retirement 2010 fund – 116,443 shares	2,389,414
*	Vanguard Fiduciary Trust Company	Vanguard Target Retirement 2020 fund – 107,029 shares	2,136,300
*	Vanguard Fiduciary Trust Company	Vanguard Target Retirement 2035 Fund – 172,618 shares	2,005,821
*	Vanguard Fiduciary Trust Company	Vanguard Total International Stock Index Fund – 134,535 shares	1,938,645
	Vanguard Fiduciary Trust Company	Oppenheimer Developing Markets Fund – 59,892 shares	1,702,732
	Vanguard Fiduciary Trust Company	Templeton Global Bond Fund – 106,824 shares	1,358,798
*	Vanguard Fiduciary Trust Company	Vanguard Extended Market Index Fund – 36,216 shares	1,183,187
	Vanguard Fiduciary Trust Company	PIMCO Total Return Fund – 98,041 shares	1,058,846
*	Vanguard Fiduciary Trust Company	Vanguard Target Retirement 2045 Fund – 93,866 shares	1,128,272
*	Vanguard Fiduciary Trust Company	Vanguard Target Retirement 2030 Fund – 57,015 shares	1,100,952
	Vanguard Fiduciary Trust Company	Jennison Natural Resources Fund – 19,423 shares	876,927
	Vanguard Fiduciary Trust Company	Loomis Sayles Bond Fund – 64,990 shares	866,969
*	Vanguard Fiduciary Trust Company	Vanguard Target Retirement 2040 Fund – 43,017 shares	819,465
*	Vanguard Fiduciary Trust Company	Vanguard Total Stock Market Index Fund – 28,195 shares	773,945
*	Vanguard Fiduciary Trust Company	Vanguard Target Retirement 2050 Fund – 36,844 shares	704,088

PIONEER NATURAL RESOURCES USA, INC. 401(k) AND MATCHING PLAN

Schedule H; Line 4i – Schedule of Assets (Held At End Of Year) (continued)
EIN: 75-2516853
Plan Number: 001

As of December 31, 2009

	Vanguard Fiduciary Trust Company	Royce Premier Fund – 29,596 shares	477,085
	Vanguard Fiduciary Trust Company	AIM Real Estate Fund – 17,367 shares	308,616
	Vanguard Fiduciary Trust Company	JP Morgan Small Cap Equity Fund – 9,443 shares	283,478
	Vanguard Fiduciary Trust Company	Artisan Mid Cap Value Fund – 12,951 shares	232,865
	Vanguard Fiduciary Trust Company	Columbia Acorn International Fund – 5,851 shares	200,468
*	Vanguard Fiduciary Trust Company	Vanguard Target Retirement Income – 15,930 shares	168,702
	Vanguard Fiduciary Trust Company	T. Rowe Price Mid-Cap Growth Fund – 3,297 shares	156,552
	Vanguard Fiduciary Trust Company	Royce Total Return Fund – 1,883 shares	20,334
	Fayez Sarofim & Co.	Sarofim Equity Fund – 197,948 shares	11,308,758
*	Pioneer Natural Resources Company	Pioneer Natural Resources Stock Fund – 1,139,434 units	19,757,792
*	Participants loans	Interest rates range from 4.25% to 9.25%	5,721,769

			$208,769,970
_____________
*Party-in-interest

Note: Column (d) is not applicable since all investments are participant directed.

PIONEER NATURAL RESOURCES USA, INC. 401(k) AND MATCHING PLAN

S I G N A T U R E S

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PIONEER NATURAL RESOURCES USA, INC.
401(k) AND MATCHING PLAN

Date: June 28, 2010	By:	/s/ Larry N. Paulsen
Larry N. Paulsen
Member of Pioneer Natural Resources USA, Inc. 401(k) and Matching Plan Committee

Date: June 28, 2010	By:	/s/ Richard P. Dealy
Richard P. Dealy
Member of Pioneer Natural Resources USA, Inc. 401(k) and Matching Plan Committee

Date: June 28, 2010	By:	/s/ Mark H. Kleinman
Mark H. Kleinman
Member of Pioneer Natural Resources USA, Inc. 401(k) and Matching Plan Committee

Date: June 28, 2010	By:	/s/ Kerry D. Scott
Kerry D. Scott
Member of Pioneer Natural Resources USA, Inc. 401(k) and Matching Plan Committee

Date: June 28, 2010	By:	/s/ Susan A. Spratlen
Susan A. Spratlen
Member of Pioneer Natural Resources USA, Inc. 401(k) and Matching Plan Committee

Date: June 28, 2010	By:	/s/ Douglas R. Hull
Douglas R. Hull
Member of Pioneer Natural Resources USA, Inc. 401(k) and Matching Plan Committee

Date: June 28, 2010	By:	/s/ Paul McDonald
Paul McDonald
Member of Pioneer Natural Resources USA, Inc. 401(k) and Matching Plan Committee

Date: June 28, 2010	By:	/s/ Andrew Quarles
Andrew Quarles
Member of Pioneer Natural Resources USA, Inc. 401(k) and Matching Plan Committee

PIONEER NATURAL RESOURCES USA, INC. 401(k) AND MATCHING PLAN

INDEX TO EXHIBITS

Exhibit Number	Description	Page

23.1 (a)	Consent of Independent Registered Public Accounting Firm	21

(a) Filed herewith.